UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Viggle Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92672V
(CUSIP Number)

Mitchell J. Nelson, 430 Park Avenue, 6th Floor, New York, NY 10016
(Name, address and telephone number of person authorized to receive notices and communications)

12/16/2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92672V	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 159,608,702
SHARES BENEFICIALLY	8	SHARED VOTING POWER 162,308,702
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 109,906,913
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 112,606,913
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,308,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92672V	SCHEDULE 13D/A	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value, $0.001 per share (the “Common Stock”), of Viggle Inc., a Delaware corporation (the “Company”).   The address of the principal executive offices of the Company is 902 Broadway, 11th Floor, New York, NY  10010.

Item 2.	Identity and Background.

(a)	The Reporting Person is Robert F.X. Sillerman.

(b)	The Reporting Person’s business address is 902 Broadway, 11th Floor, New York, NY 10010.

(c)
The Reporting Person is the Executive Chairman and Chief Executive Officer of the Company.  The Reporting Person is also the Executive Chairman and Chief Executive Officer of SFX Entertainment Inc., 430 Park Avenue, 6th Floor, New York, NY  10022.

(d)	During the past five years, the reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which as a result of such proceeding the reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the U.S.A.

Item 3.	Source or Amount of Funds or Other Consideration.

Mr. Sillerman has used his personal funds to make purchases of the Company’s securities.

With respect to the Wetpaint/Viggle Shares (as defined below), reference is made to the disclosure set forth under Item 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

On December 16, 2013, Viggle Inc. (the “Company”), and Viggle Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with wetpaint.com, Inc., a Delaware corporation (“Wetpaint”), certain stockholders of Wetpaint (solely with respect to Articles 1, 5 and 6 and Subsection 11.1) and Shareholder Representative Services LLC, a Colorado limited liability company (solely in its capacity as the Stockholders’ Agent).

The Merger Agreement and the transactions contemplated thereby were approved by the board of directors of each of the Company, Merger Sub and Wetpaint. Within twenty four hours following the execution and delivery of the Merger Agreement, Wetpaint delivered to the Company and Merger Sub the irrevocable written consent (the “Written Consent”) of certain of the holders of Wetpaint common stock (the “Wetpaint Common Stock”) and Wetpaint preferred stock (the “Wetpaint Preferred Stock” and, collectively with the Wetpaint Common Stock, the “Wetpaint Capital Stock”) adopting and approving the Merger Agreement and the transactions contemplated thereby. Following receipt of the Written Consent, upon the terms set forth in the Merger Agreement, Merger Sub merged with and into Wetpaint (the “Merger”), with Wetpaint continuing as the surviving corporation and a wholly-owned subsidiary of the Company. The Merger is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

In connection with the Merger, all outstanding shares of Wetpaint Capital Stock were converted into the right to receive an aggregate amount of cash and shares of the Company’s Common Stock (the “Stock Consideration”) payable as described below.  Following the effective time of the Merger, (i) $1,133,500 in cash (subject to certain adjustments for payment of certain transaction expenses by the Company and bonus and premium payments to certain Wetpaint employees and stockholders) and $18,016,667 in shares of the Company’s Common Stock (subject to certain adjustments as described below) have been or are in the process of being promptly delivered to the holders of Wetpaint Capital Stock in accordance with the allocation set forth in the Merger Agreement, and (ii) $3,750,000 in shares of the Company’s Common Stock (the “Escrow Shares”) were delivered to an escrow agent to satisfy potential indemnification claims.  On the earlier of a date within three business days following the date that the Company completes a public offering of its capital stock in which it raises at least $20,000,000 in net cash proceeds (a “Subsequent Offering”) and February 15, 2014, an aggregate amount of $3,366,500 in cash (subject to certain adjustments for changes in Wetpaint’s net working capital, payment of certain transaction expenses by the Company and bonus and premium payments to certain Wetpaint employees and stockholders) shall be delivered to the holders of Wetpaint Capital Stock in accordance with the allocation set forth in the Merger Agreement.

CUSIP No. 92672V	SCHEDULE 13D/A	Page 4 of 6 Pages

Pursuant to the terms of the Merger Agreement, if the Company completes a Recapitalization (as defined in the Merger Agreement) on or prior to the earlier of the date that the Company completes a Subsequent Offering and December 31, 2015, the Stock Consideration shall be adjusted such that (i) if upon giving effect to such Recapitalization, the shares constituting the Stock Consideration (including the Escrow Shares) collectively represent less than 13.17% of the total outstanding shares of the Company’s Common Stock on a fully-diluted basis (subject to certain adjustments set forth in the Merger Agreement), the Company will issue to the Company’s stockholders that are former stockholders of Wetpaint (the “Wetpaint/Viggle Holders”) such additional number of shares of the Company’s Common Stock as is necessary such that the shares constituting the Stock Consideration (including the Escrow Shares), as so adjusted, represent 13.17% of the total outstanding shares of the Company’s Common Stock on a fully-diluted basis (subject to certain adjustments set forth in the Merger Agreement) as of such time, and (ii) if upon giving effect to such Recapitalization, the shares constituting the Stock Consideration (including the Escrow Shares) collectively represent greater than 17.55% of the total outstanding shares of the Company’s Common Stock on a fully-diluted basis (subject to certain adjustments set forth in the Merger Agreement), then the Company will cancel such number of shares of the Company’s Common Stock constituting the Stock Consideration (including the Escrow Shares) as is necessary such that the Stock Consideration (including the Escrow Shares), as so adjusted, collectively represent 17.55% of the total outstanding shares of the Company’s Common Stock on a fully-diluted basis (subject to certain adjustments set forth in the Merger Agreement) as of such time.

A copy of the Merger Agreement is filed as Exhibit 2.1 on the Company’s Current Report on Form 8-K filed with the SEC on December 16, 2013, and is incorporated herein by reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement filed with such Current Report on Form 8-K.

Pursuant to the Merger Agreement, the Company entered into a nomination agreement, effective at the closing of the Merger, with certain Wetpaint/Viggle Holders (the “Nomination Agreement”), pursuant to which the Wetpaint/Viggle Holders party thereto were granted certain rights with respect to nominating a member of the board of directors of the Company or selecting a representative to attend all meetings of the board of directors of the Company in a nonvoting observer capacity.

Also pursuant to the Merger Agreement, certain Wetpaint/Viggle Holders entered into a stockholders agreement, effective at the closing of the Merger, with the Reporting Person and the Company (the “Stockholders Agreement”).  Pursuant to the terms of the Stockholders Agreement, those Wetpaint/Viggle Holders  appointed Mr. Sillerman as their proxy and granted him a power of attorney to vote their respective shares of the Company’s Common Stock and any other Company securities in his sole discretion.  That proxy will expire on the first to occur of the Company’s completion of a Recapitalization (as defined in the Merger Agreement) and December 31, 2015.

Additionally, the Stockholders Agreement granted certain Wetpaint/Viggle Holders  “pre-emptive” rights to purchase a pro rata portion of any equity securities or convertible securities that the Company sells for the purposes of raising new capital (subject to certain exceptions set forth in the Stockholders Agreement) during the period that the proxy is in effect.

As a result of the proxy granted pursuant to the Stockholders Agreement, the Reporting Person has the sole power to vote the shares of the Wetpaint/Viggle Holders with respect to any proposal submitted for the approval of the Company’s stockholders.  The following Wetpaint/Viggle Holders (along with their representative with regard to the Escrow Shares) signed the Stockholders Agreement, and have thus granted the proxy described above over such number and percentage of the Company’s Common Stock as set forth next to their respective names below:

Accel IX L.P. – 6,670,199 shares or 5.7% of the Company’s Common Stock
Accel IX Strategic Partners L.P. – 710,009 shares or 0.6% of the Company’s Common Stock
Accel Investors 2007 L.L.C. – 715,675 shares or 0.6% of the Company’s Common Stock
Trinity Ventures VIII, L.P. – 5,644,605 shares or 4.8% of the Company’s Common Stock
Trinity VIII Side-by-Side Fund, L.P. – 331,849 shares or 0.3% of the Company’s Common Stock
Trinity VIII Entrepreneurs’ Fund, L.P. – 103,972 shares or 0.1% of the Company’s Common Stock
Frazier Technology Ventures II, LP – 6,080,427 shares or 5.2% of the Company’s Common Stock
DAG Ventures III-QP, L.P.  – 9,043,693 shares or 7.7% of the Company’s Common Stock
DAG Ventures III, L.P. – 850,689 shares or 0.7% of the Company’s Common Stock
DAG Ventures GP Fund III, LLC – 8,912 shares or less than 0.1%% of the Company’s Common Stock
DAG Ventures III-A, LLC – 900,303 shares or 0.8% of the Company’s Common Stock
Shareholder Representative Services LLC – 7,455,268 shares or 6.3% of the Company’s Common Stock

Shareholder Representative Services LLC serves as a representative of the Wetpaint/Viggle Holders for the Escrow Shares, and thus has no pecuniary interest in the shares it holds.  In addition, the Company is in the process of distributing documents to the remainder of the Wetpaint/Viggle Holders instructing them on how to exchange their Wetpaint shares for the Company’s shares.  In accordance with the terms of the Merger Agreement, it is a condition of their receipt of the Stock Consideration that they shall have entered into the Stockholders Agreement.  Accordingly, when all Wetpaint/Viggle Holders have exchanged their shares, it is anticipated that 49,701,789 shares will have been issued, and the Wetpaint/Viggle Holders will all have granted the proxy set forth in the Stockholders Agreement.  Accordingly, for purposes of this Schedule 13D, the reporting Person has claimed the power to vote all 49,701,789 (the “Wetpaint/Viggle Shares”) of such shares.

Pursuant to the Merger Agreement, Viggle also entered into a registration rights agreement, effective at the closing of the Merger, with certain Wetpaint/Viggle Holders, pursuant to which the Company granted piggy-back registration rights to the Wetpaint/Viggle Holders party thereto for a specified period following the date that is six months following the date on which the Company completes a Subsequent Offering.

Also pursuant to the Merger Agreement, the Company entered into a “lockup agreement,” effective at the closing of the Merger, with certain Wetpaint/Viggle Holders (the “Lockup Agreement”), pursuant to which the Wetpaint/Viggle Holders party thereto are prohibited from selling shares of the Company’s Common Stock until the date that is six months following the date on which the Company completes a Subsequent Offering.

The Reporting Person intends to enter into discussions with the Company regarding the Recapitalization.

CUSIP No. 92672V	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

The Reporting Person beneficially owns 162,308,702 shares of the Company’s Common Stock, including the following:

(i)	The Reporting Person directly owns 18,230,455 shares of the Company’s Common Stock, including the following:
a.	5,730,455 shares of Common Stock,
b.
options to purchase 2,500,000 shares of the Company’s Common Stock, which options were granted on April 4, 2013 pursuant to an amendment to the Reporting Person’s employment agreement with the Company, and

c.
warrants to purchase 10,000,000 shares of the Company’s Common Stock, which warrants were issued in connection with the reporting Person’s guarantee of the Company’s obligations under the Company’s term loan agreement with Deutsche Bank Trust Company Americas.

(ii)	The Reporting Person also indirectly owns, or has the right to vote, 136,078,247 shares of the Company’s Common Stock, including the following:
a.	43,657,545 shares of the Company’s Common Stock owned by Sillerman Investment Company, LLC (“SIC”),
b.	Warrants to purchase 5,000,000 shares of the Company’s Common Stock owned by Sillerman Investment Company II, LLC (“SIC II”),
c.
14,045,000 shares of stock issuable upon the exercise of warrants held by SIC II, which are exercisable at $1.00 per share, and which were issued in connection with the Company’s draws under the amended and restated line of credit to the Company entered into on March 11, 2013 by the Company and SIC II (the “New $25,000,000 Line of Credit”),

d.	28,973,913 shares of the Company’s Common Stock issuable upon conversion of 33,320 shares of the Company’s Series A Convertible Preferred Stock that are held by SIC,
e.	2,700,000 shares of the Company’s Common Stock owned of record by Laura Baudo Sillerman, the Reporting Person’s spouse, and
f.	49,701,789 shares constituting the Wetpaint/Viggle Shares.

For purposes of Item 7 of the cover page of this Schedule 13D, the Reporting Person has included all of the above shares, other than the 2,700,000 shares held by Laura Baudo Sillerman, the Reporting Person’s spouse.  The additional 2,700,000 shares are included in Items 8 and 11 of the cover page of this Schedule 13D.  The Reporting Person has the power to vote, but not to dispose of, the Wetpaint/Viggle Shares. The Company’s most recent Quarterly Report on Form 10-Q reported that the Company had 75,002,298 shares of its Common Stock outstanding. Of the amounts set forth above, the 2,500,000 shares described in Section (i)(b), the 10,000,000 shares described in Section (i)(c), the 5,000,000 shares described in Section (ii)(b), the 14,045,000 shares described in Section (ii)(c), the 28,973,913 shares described in Section (ii)(d) and the 49,701,789 shares described in Section (ii)(f) above were not yet outstanding as of the date of the most recent Quarterly Report on Form 10-Q.   Therefore, the Reporting Person has assumed that those shares are outstanding for calculating his percentage of Common Stock of the Company that he beneficially owns.  As a result, the 162,308,702 shares owned by the Reporting Person and set forth above represent 87.6% of the Company’s Common Stock. Although an unaffiliated party owns a minority interest in SIC, because the Reporting Person owns and controls a majority of SIC, the Reporting Person has classified those shares in the sole voting and dispositive power categories.

In addition, the Reporting Person also owns 21,364.2 shares of the Company’s Series B Convertible Preferred Stock.  Of those shares, SIC holds 20,083.2 shares of the Series B Convertible Preferred Stock and the Reporting Person holds 1,281 shares of the Series B Convertible Preferred Stock.  Because the shares of Series B Convertible Preferred Stock are only convertible upon the occurrence of certain triggers that have not yet ocurred, they have not been included in the Reporting Person’s percentage of ownership set forth above, as they are not convertible by the Reporting Person into shares of the Company’s Common Stock within the next 60 days.  However, if the shares of Series B Preferred Stock were convertible as of the date of this filing, they would be convertible into 18,577,565 shares of the Company’s Common Stock.  If all such shares were converted, then the Reporting Person would beneficially own 88.8% of the Company’s Common Stock.

The Reporting Person has the sole power to vote, but no power to dispose of, the Wetpaint/Viggle Shares.  The Wetpaint/Viggle Holders have no power to vote, but sole power to dispose of, their respective Wetpaint/Viggle Shares (subject to the terms of the Lockup Agreement, in the case of the Wetpaint/Viggle Holders party thereto, and to restrictions currently in effect on the Escrow Shares).

With respect to the Wetpaint/Viggle Shares, reference is made to the disclosure set forth under Item 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person is the owner of Sillerman Investment Company, LLC (subject to the minority interest of an unaffiliated third party) and Sillerman Investment Company II, LLC and thus controls the shares held by such entities.

With respect to the Wetpaint/Viggle Shares, reference is made to the disclosure set forth under Item 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Reference is made to the Stockholders Agreement and the Nomination Agreement, copies of which are filed herewith.

A copy of the Merger Agreement is filed as Exhibit 2.1 on the Company’s Current Report on Form 8-K filed with the SEC on December 16, 2013, and is incorporated herein by reference.

CUSIP No. 92672V	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIGGLE INC.

December 23, 2013	By:	/s/ Robert F.X. Sillerman
Executive Chairman and Chief Executive Officer